Exhibit 99.1

Quarterly Statement Q2 2019

Double-Digit Growth Across the Board:

•  Cloud Revenue Growth Soars

•  Double-Digit Cloud & Software Revenue Growth

•  Double-Digit Total Revenue Growth

Cloud Gross Margin Up Sharply

SAP Reiterates Outlook

•  Cloud Revenue Up 40%

•  Cloud Gross Margin Up 4 Percentage Points

•  Cloud & Software Revenue and Total Revenue Up 11%

•  Qualtrics Experience Management Solutions Drive Fast Growth in Customer Experience and Employee Experience

•  SAP S/4HANA Momentum Continues, Growing to More Than 11,500 Customers

•  Operating Profit (IFRS) Down 21% Due to Ongoing Restructuring and Significant Share Price Increase

•  Operating Profit (Non-IFRS) Up 11% Benefitting from Operational Discipline and Increased Cloud Efficiency

„  SAP delivered double digit growth in total revenue, cloud revenue and non-IFRS operating income. Qualtrics is growing fast as the global standard in the Experience Management category. As shown by our rising cloud gross margins, we are progressing nicely on our ambition to be the Best-Run SAP. With XM driving the CEO digital transformation agenda, we resolutely reaffirm our full year guidance.

Bill McDermott, CEO

„  I am pleased that our operational excellence measures are already showing effect. Our non-IFRS operating profit and margin performance is remarkable considering the margin headwinds from our latest acquisition and the recent short-term trade-related uncertainty in Asia that impacted our software revenue performance in the region. With continued strong customer demand and our tight focus on profitability we remain as confident in our 2019 outlook as we are in our mid-term ambition.

Luka Mucic, CFO

Walldorf, Germany – July 18th, 2019
SAP SE (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2019.

Business Performance

Financial Highlights Second Quarter 20191

In the second quarter, new cloud bookings were up 17% to €494 million (15% at constant currencies). New cloud bookings excluding Infrastructure-as-a-Service (IaaS) were up 27% as SAP focuses on higher-margin IaaS opportunities, in line with its strategy of closely partnering with the hyperscale IaaS providers. Cloud revenue grew 40% year over year to €1.69 billion (IFRS), up 40% (non-IFRS) and 35% (non-IFRS at constant currencies). Software licenses revenue was down 5% year over year to €948 million (IFRS), down 5% (non-IFRS) and 6% (non-IFRS at constant currencies), affected by recent macro uncertainties, particularly in Asia. New cloud and software order entry was up 3% (1% at constant currencies) year over year in the second quarter. New cloud and software order entry excluding IaaS was up 9%. Cloud and software revenue grew 11% year over year to €5.49 billion (IFRS), up 11% (non-IFRS) and 8% (non-IFRS at constant currencies). Total revenue grew 11% year over year to €6.63 billion (IFRS), up 11% (non-IFRS) and 8% (non-IFRS at constant currencies).

The share of more predictable revenue grew by three percentage points year-over-year to 69% in the second quarter.

Operating profit in the second quarter benefitted from disciplined hiring as well as continued efficiency gains in SAP’s cloud business. As expected IFRS operating profit in the second quarter was impacted by higher acquisition-related charges. In addition, IFRS operating profit was impacted by higher share-based compensation (due to the Qualtrics acquisition and the strong SAP share price increase over the second quarter) as well as additional restructuring charges, mainly due to an increase in the expected participation rate in the voluntary redundancy and early retirement programs in Germany. Operating profit declined 21% year over year to €0.83 billion (IFRS), up 11% (non-IFRS) and up 8% (non-IFRS at constant currencies). Operating margin (IFRS) declined 4.9 percentage points year over year to 12.5%. Operating margin (non-IFRS and non-IFRS at constant currencies) remained stable at 27.3% despite acquisition headwind. Earnings per share was down 21% to €0.48 (IFRS) and up 11% to €1.09 (non-IFRS).

Operating cash flow for the first six months was €2.68 billion, down 10% year-over-year. The decrease in operating cash flow was primarily due to higher payouts related to share-based compensation (€234 million), restructuring payouts (€183 million) and higher tax cash outflows (€412 million) compared to the first six months of 2018. In addition, operating cash flow experienced a year over year benefit of roughly €185 million from the application of IFRS 16. Free cash flow2 decreased 10% year-over-year to €1.96 billion. At the end of the second quarter, net liquidity was -€8.55 billion.

Segment Performance Second Quarter 2019

SAP’s three reportable segments “Applications, Technology & Services”, “Intelligent Spend Group 3” and “Customer and Experience Management” showed the following performance:

Applications, Technology & Services (AT&S)

In the second quarter, segment revenue in AT&S was up 6% to €5.38 billion year-over-year (up 4% at constant currencies). Solutions which contributed to this growth are listed below.

SAP S/4HANA

SAP S/4HANA is at the core of the Intelligent Enterprise. It drives digital transformation and delivers instant business value. SAP offers customers a choice of deployment options including cloud, on-premise and hybrid so they can choose any scenario or combination that is right for them. Built on SAP’s industry-leading advanced in-memory computing platform, SAP S/4HANA is the market-leading intelligent ERP that provides unparalleled business agility, empowering companies across all industries to reinvent their business models for the digital economy and navigate dynamic marketplaces.

In Q2, SAP was ranked No. 1 by software revenue for 2018 in Gartner’s May “Market Share Analysis: ERP Software, Worldwide, 2018” report. SAP was also positioned as a Visionary in Gartner’s May Magic Quadrant for Cloud Core Financial Management Suites for Midsize, Large and Global Enterprises4.

1 Q2 2019 results were also impacted by changes in accounting policies, business combinations and other effects. For details, please refer to the disclosures on page 32 of this Quarterly Statement.

2 IFRS 16 also affects SAP’s cash flow statement: operating cash flow increased and cash flow from financing activities decreased by €185 million. The Company has modified its free cash flow metric by subtracting this impact. Therefore, free cash flow is not affected by this change. For details, please refer to the disclosures on page 32 of this Quarterly Statement.

3 As of the second quarter in 2019, we renamed the former Business Network segment to Intelligent Spend Group segment without any changes in the composition of this segment. For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our 2019 Consolidated Half-Year Financial Statements.

4 Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose

2	SAP Quarterly Statement Q2 2019

Adding 600 customers in the quarter, S/4HANA adoption grew to more than 11,500 customers, up 29% year over year. In the second quarter approximately 50% of the additional S/4HANA customers were net new.

S/4HANA continues to be selected by world-class global companies, including Wanhua Chemical Group and the Texas Department of Transportation. SAP and Intel are partnering to simplify and accelerate adoption of S/4HANA by creating a new Center of Excellence showcasing multiple proof of concepts for shared customers migrating to S/4HANA. A growing number of companies including Mercedes-Benz EQ Formula-E Team have chosen S/4HANA in the Cloud. Hitachi, Colgate-Palmolive, and Deloitte and Touche Southern Africa have gone live on S/4HANA Cloud.

Human Capital Management Solutions (HCM)

The unique combination of SAP SuccessFactors and Qualtrics Employee Experience Management is elevating HCM solutions to the next level and has driven significant HCM demand in the quarter. IDC recently described Employee Experience Management as the next frontier. Employees are the frontline face to the customer. Delivering great customer experiences requires focusing on employees and delivering great employee experiences. Organizations that deliver exceptional employee experiences achieve better business results and outperform the competition.

For example, the combination of SAP SuccessFactors and SAP Qualtrics solutions allows Merck KGaA (Germany) to continuously capture employee feedback and, based on this insight, act with precision and in real time to drive ongoing improvements for a better employee experience.

SAP SuccessFactors Employee Central, which is the flagship of SAP’s HCM offering, added more than 180 customers in the quarter and has now more than 3,350 customers globally. Competitive wins included Keolis, Claas, Burger King Brazil, and CONA Services.

In Q2, SAP SuccessFactors was named a Leader in the IDC MarketScape: Worldwide and U.S. Modern Talent Acquisition Suites – for Both “Large” and “Medium-Sized Enterprises” 2019 Vendor Assessments (April 2019).

SAP Leonardo

SAP Leonardo brings together cutting-edge technologies – AI, Machine Learning, IoT, Big Data, Advanced Analytics and Blockchain – with deep process and industry expertise, delivering completely new ways of working and powering the Intelligent Enterprise.

Companies like Patentes Talgo are among many others that adopted SAP Leonardo solutions in the second quarter, while Döhler Group SE has gone live.

Digital Platform & Analytics

Digital Platform includes SAP Cloud Platform and SAP Data Management Solutions. With SAP HANA’s data rich and real-time in-memory architecture as the foundation, this represents a massive opportunity to drive full use of HANA.

The SAP Cloud Platform facilitates new app development, extensions and seamless integration. It orchestrates “hybrid” customer landscapes across on premise and cloud.

SAP Data Management Solutions bring together multi-source data including unstructured to provide a 360-degree view of all company data and manage compliance and governance policies from one central location.

In Q2, SAP launched HANA Cloud Services as a gateway to this single source of truth, making the data available to people, algorithms and data-driven applications in the cloud. It provides low total cost of ownership (TCO), elasticity, serverless principles, high availability, resilience and autonomous capabilities.

The State of Illinois and Grupo Energia Bogota chose SAP’s Digital Platform solutions in the second quarter.

SAP Analytics Cloud delivers a unified, intuitive platform for business intelligence and collaborative planning, enhanced with the power of predictive analytics and machine learning technology to help users make decisions. In the second quarter, Uniper and Follett Corporation selected SAP Analytics Cloud.

Intelligent Spend Group

In the second quarter, segment revenue in the Intelligent Spend Group was up 22% to €786 million year-over-year (up 17% at constant currencies).

With the Intelligent Spend Group, SAP provides collaborative commerce capabilities (SAP Ariba), effortless travel and expense processing (SAP Concur) and flexible workforce management (SAP Fieldglass). The Intelligent Spend Group portfolio represents the largest commerce platform in the world with more than $3.3 trillion in global commerce annually transacted in more than 180 countries.

Kawasaki Heavy Industry and Uniper chose SAP’s Intelligent Spend Group solutions in the second quarter.

SAP Quarterly Statement Q2 2019	3

Customer and Experience Management (CXM)

In the second quarter, segment revenue in Customer and Experience Management was up 81% to €365 million year-over-year (74% at constant currencies). Solutions which contributed to this growth in the second quarter are listed below5.

SAP C/4HANA

SAP’s C/4HANA suite enables companies to manage and deliver personalized customer experiences across every touchpoint and across channels based on a complete view of the customer. C/4HANA combines leading solutions for marketing, sales, commerce, service and customer data. As part of the Intelligent Enterprise, C/4HANA integrates with S/4HANA to connects demand signals to fulfillment in one end-to-end process.

SAP was recently recognized by Gartner as a leader in the June 2019 Magic Quadrant for Sales Force Automation.

Aritzia, Hamburg Commercial Bank, and NH Hotel Group all chose SAP C/4HANA over competitors in Q2.

In Q2, SAP also introduced new editions of its SAP C/4HANA solutions leveraging Qualtrics CustomerXM. This enables organizations to combine customer feedback and operational data to listen, understand and act in the moment to improve the customer experience.

Experience Management Solutions (Qualtrics)

With Qualtrics, SAP combines market leadership in Experience Management (XM) with end-to-end operational power in over 25 industries to help organizations manage and improve the four core experiences of business: customer, employee, product, and brand.

The Qualtrics XM Platform is trusted by over 10,500 customers to listen, understand, and take action on experience data (X-data) by embedding X-data directly into the operational data (O-data) systems of the enterprise.

In Q2, Chalhoub Group and the United States Department of State selected Qualtrics to intelligently combine with SAP solutions to move beyond systems of record to new systems of action and achieve breakthrough results.

Segment Results at a Glance6

Segment Performance Second Quarter 2019
	Applications, Technology & Services			Intelligent Spend Group			Customer and Experience Management
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.
Cloud revenue	771	38	34	667	26	20	277	>100	>100
Segment revenue	5,382	6	4	786	22	17	365	81	74
Segment profit (loss)	2,279	9	6	154	19	12	–3	<-100	<-100
Cloud gross margin (in %)	55.9	7.0pp	7.0pp	78.2	0.8pp	0.7pp	76.6	7.9pp	7.5pp
Segment margin (in %)	42.3	1.1pp	1.0pp	19.6	–0.6pp	–0.9pp	–0.8	–2.4pp	–2.6pp

Regional Revenue Performance

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 9% (IFRS) and 8% (non-IFRS at constant currencies). Cloud revenue increased 46% (IFRS) and 44% (non-IFRS at constant currencies) with Germany and Spain being highlights. In addition, Germany had a solid quarter in software license revenue. France and Italy had a strong quarter in software license revenue.

The Company had a strong performance in the Americas region. Cloud and software revenue increased 15% (IFRS) and 10% (non-IFRS at constant currencies). Cloud revenue increased 36% (IFRS) and 30% (non-IFRS at constant currencies) with the United States, Canada and Brazil being highlights. In addition, the United States had a solid quarter in software license revenue and Canada had a strong quarter.

In the APJ region, SAP had a solid performance despite trade related macro headwinds. Cloud and software revenue was up 8% (IFRS) and 6% (non-IFRS at constant currencies). Cloud revenue increased 41% (IFRS) and 37% (non-IFRS at constant currencies) with Japan being a highlight. For software license revenue, Australia and India had a strong quarter.

5 Q2 2019 results were impacted by business combinations. For details, please refer to the disclosures on page 32 of this Quarterly Statement

6 For details on the performance of our segments please refer to pages 21-28.

4	SAP Quarterly Statement Q2 2019

Financial Results at a Glance

Second Quarter 2019
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q2 2019	Q2 2018	Δ in %	Q2 2019	Q2 2018	Δ in %	Δ in % const. curr.
New Cloud Bookings2)	NA	NA	NA	494	421	17	15
Cloud revenue	1,692	1,213	40	1,717	1,227	40	35
Software licenses and support revenue	3,802	3,731	2	3,802	3,731	2	0
Cloud and software revenue	5,495	4,944	11	5,520	4,958	11	8
Total revenue	6,631	5,999	11	6,656	6,014	11	8
Share of more predictable revenue (in %)	69	66	3pp	69	66	3pp
Operating profit (loss)	827	1,044	–21	1,816	1,640	11	8
Profit (loss) after tax	582	718	–19	1,317	1,171	12
Basic earnings per share (in €)	0.48	0.60	–21	1.09	0.98	11
Number of employees (FTE, June 30)	98,332	93,846	5	NA	NA	NA	NA

Six months ended June 2019
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q2 2019	Q1–Q2 2018	Δ in %	Q1–Q2 2019	Q1–Q2 2018	Δ in %	Δ in % const. curr.
New Cloud Bookings2)	NA	NA	NA	818	667	23	19
Cloud revenue	3,247	2,283	42	3,299	2,299	43	37
Software licenses and support revenue	7,291	7,012	4	7,291	7,012	4	1
Cloud and software revenue	10,538	9,295	13	10,589	9,311	14	10
Total revenue	12,722	11,260	13	12,773	11,276	13	10
Share of more predictable revenue (in %)	70	68	2pp	70	68	2pp
Operating profit (loss)	691	2,069	–67	3,283	2,876	14	10
Profit (loss) after tax	475	1,426	–67	2,397	2,039	18
Basic earnings per share (in €)	0.38	1.19	–68	1.99	1.71	17
Number of employees (FTE, June 30)	98,332	93,846	5	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	5

Business Outlook 2019

The company reiterates its outlook for the full year 2019.

SAP continues to expect:

•          Non-IFRS cloud revenue to be in a range of €6.7 – €7.0 billion at constant currencies (2018: €5.03 billion), up 33% – 39% at constant currencies.

•          Non-IFRS cloud and software revenue to be in a range of €22.4 – €22.7 billion at constant currencies (2018: €20.66 billion), up 8.5% – 10% at constant currencies.

•          Non-IFRS operating profit to be in a range of €7.85 – €8.05 billion at constant currencies (2018: €7.16 billion), up 9.5% – 12.5% at constant currencies (previously: €7.7 – €8.0 billion, up 7.5% – 11.5% at constant currencies)

In addition, SAP expects total revenues to increase strongly, at a rate lower than operating profit.

The 2019 numbers include Qualtrics’ revenues and profits only from the acquisition date of January 23rd. The comparative numbers for full year 2018 do not include Qualtrics revenues and profits and include Callidus revenue and profits only from the April 5th, 2018 acquisition date.

While SAP’s full-year 2019 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q3 and FY 2019 expected currency impacts.

Expected Currency Impact Based on June 2019 Level for the Rest of the Year

In percentage points	Q3	FY
Cloud revenue	+2pp to +4pp	+3pp to +5pp
Cloud and software revenue	+1pp to +3pp	+1pp to +3pp
Operating profit	+2pp to +4pp	+1pp to +3pp

Ambition 2020 and 2023

Looking beyond 2019, SAP continues to expect the following:

Ambition 2020

SAP continues to expect:

•  €8.6 – €9.1 billion non-IFRS cloud revenue

•  €28.6 – €29.2 billion non-IFRS total revenue

•  The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) in a range of 70% – 75%

•  €8.8 – €9.1 billion non-IFRS operating profit

Ambition 2023

Over the period from 2018 through 2023, SAP continues to expect to:

•  More than triple non-IFRS cloud revenue (2018: €5.03 billion)

•  Grow to more than €35 billion in non-IFRS total revenue (2018: €24.74 billion)

•  Approach a share of more predictable revenue of 80%

•  Reach a Non-IFRS cloud gross margin of 75%

•  Increase the non-IFRS operating margin by one percentage point per year on average, representing a total expansion of approximately 500 basis points.

6	SAP Quarterly Statement Q2 2019

Additional Information

This Quarterly Statement and all information therein is unaudited.

Definition of key growth metrics

New cloud bookings are the total of all orders received in a given period the revenue from which is expected to be classified as cloud revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue

New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software license are not included in the software license order entry metric.

Global commerce is the total commerce volume transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

For explanations on other key growth metrics please refer the performance management section of SAP’s Integrated Report 2018, which can be found at www.sapintegratedreport.com.

Webcast

SAP senior management will host a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at www.sap.com/investor.

Special Capital Markets Day

SAP will host a Special Capital Markets Day on November 12, 2019 in New York City.

About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 437,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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SAP Quarterly Statement Q2 2019	7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2019 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice.

8	SAP Quarterly Statement Q2 2019

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)			10

Primary Financial Statements of SAP Group (IFRS)			12

(A)	Consolidated Income Statements		12

	(A.1)	Consolidated Income Statements – Quarter	12

	(A.2)	Consolidated Income Statements – Half Year	13

(B)	Consolidated Statements of Financial Position		14

(C)	Consolidated Statements of Cash Flows		15

Non-IFRS Numbers			16

(D)	Basis of Non-IFRS Presentation		16

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		17

	(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter	17

	(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year	18

(F)	Non-IFRS Adjustments – Actuals and Estimates		19

(G)	Non-IFRS Adjustments by Functional Areas		19

Disaggregations			21

(H)	Segment Reporting		21

	(H.1)	Segment Policies and Segment Changes	21

	(H.2)	Segment Reporting – Quarter	21

	(H.3)	Segment Reporting – Half Year	25

(I)	Revenue by Region (IFRS and Non-IFRS)		29

	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	29

	(I.2)	Revenue by Region (IFRS and Non-IFRS) – Half Year	30

(J)	Employees by Region and Functional Areas		31

Other Disclosures			32

(K)	Accounting Policy Changes		32

	(K.1)	Adoption of IFRS 16	32

(L)	Impact of Hyperinflation		32

(M)	Business Combinations and Divestments		32

	(M.1)	Business Combinations	32

	(M.2)	Divestments	33

(N)	Miscellaneous Disclosures		33

	(N.1)	Changes in Estimates	33

	(N.2)	Fair Value Measurement	33

SAP Quarterly Statement Q2 2019	9

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018	Q1 2019	Q2 2019
Revenues
Cloud (IFRS)	1,070	1,213	1,304	1,406	4,993	1,555	1,692
Cloud (non-IFRS)	1,072	1,227	1,315	1,413	5,027	1,581	1,717
% change – yoy	18	32	40	42	33	48	40
% change constant currency – yoy	31	40	41	40	38	41	35
Software licenses (IFRS)	625	996	937	2,089	4,647	650	948
Software licenses (non-IFRS)	625	996	937	2,089	4,647	650	948
% change – yoy	–10	–9	–9	1	–5	4	–5
% change constant currency – yoy	–2	–5	–8	8	0	1	–6
Software support (IFRS)	2,656	2,735	2,765	2,825	10,981	2,838	2,854
Software support (non-IFRS)	2,656	2,735	2,765	2,826	10,982	2,838	2,854
% change – yoy	–3	0	3	3	1	7	4
% change constant currency – yoy	5	7	6	3	5	4	2
Software licenses and support (IFRS)	3,281	3,731	3,702	4,914	15,628	3,489	3,802
Software licenses and support (non-IFRS)	3,281	3,731	3,702	4,914	15,629	3,489	3,802
% change – yoy	–4	–2	0	2	–1	6	2
% change constant currency – yoy	4	3	2	5	4	3	0
Cloud and software (IFRS)	4,351	4,944	5,007	6,320	20,622	5,044	5,495
Cloud and software (non-IFRS)	4,353	4,958	5,017	6,327	20,655	5,070	5,520
% change – yoy	1	4	8	9	6	16	11
% change constant currency – yoy	9	10	10	11	10	12	8
Total revenue (IFRS)	5,261	5,999	6,020	7,428	24,708	6,091	6,631
Total revenue (non-IFRS)	5,262	6,014	6,031	7,434	24,741	6,118	6,656
% change – yoy	0	4	8	9	5	16	11
% change constant currency – yoy	9	10	10	13	11	12	8
Share of more predictable revenue (IFRS, in %)	71	66	68	57	65	72	69
Share of more predictable revenue (non-IFRS, in %)	71	66	68	57	65	72	69

Profits
Operating profit (loss) (IFRS)	1,025	1,044	1,236	2,399	5,703	–136	827
Operating profit (loss) (non-IFRS)	1,235	1,640	1,742	2,545	7,163	1,467	1,816
% change – yoy	3	4	6	8	6	19	11
% change constant currency – yoy	14	12	11	8	10	13	8
Profit (loss) after tax (IFRS)	708	718	972	1,691	4,088	–108	582
Profit (loss) after tax (non-IFRS)	868	1,171	1,358	1,802	5,199	1,080	1,317
% change – yoy	–2	5	12	–16	–3	25	12

Margins
Cloud gross margin (IFRS, in %)	59.3	58.3	58.6	58.2	58.6	61.2	62.6
Cloud gross margin (non-IFRS, in %)	63.2	63.6	63.5	62.1	63.1	66.2	67.9
Software license and support gross margin (IFRS, in %)	85.7	85.8	86.0	88.3	86.6	84.6	86.0
Software license and support gross margin (non-IFRS, in %)	86.4	87.0	87.1	88.7	87.4	85.7	87.1
Cloud and software gross margin (IFRS, in %)	79.2	79.0	78.9	81.6	79.8	77.4	78.8
Cloud and software gross margin (non-IFRS, in %)	80.7	81.2	80.9	82.8	81.5	79.6	81.1
Gross margin (IFRS, in %)	68.5	68.6	68.3	72.9	69.8	66.5	68.2
Gross margin (non-IFRS, in %)	70.2	71.5	71.0	74.0	71.8	69.5	71.4
Operating margin (IFRS, in %)	19.5	17.4	20.5	32.3	23.1	–2.2	12.5
Operating margin (non-IFRS, in %)	23.5	27.3	28.9	34.2	29.0	24.0	27.3
AT&S segment – Cloud gross margin (in %)	49.1	48.8	48.1	46.9	48.2	53.2	55.9
AT&S segment – Segment gross margin (in %)	71.2	72.6	72.4	75.2	73.1	70.1	72.5
AT&S segment – Segment margin (in %)	36.5	41.3	41.8	46.8	42.1	36.3	42.3
ISG segment – Cloud gross margin (in %)	77.4	77.4	78.4	78.0	77.8	78.0	78.2
ISG segment – Segment gross margin (in %)	68.7	69.3	69.1	69.2	69.1	69.2	69.7

10	SAP Quarterly Statement Q2 2019

€ millions, unless otherwise stated	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018	Q1 2019	Q2 2019
ISG segment – Segment margin (in %)	16.7	20.3	23.0	20.4	20.2	21.6	19.6
CXM segment – Cloud gross margin (in %)	65.4	68.7	67.6	63.1	66.2	74.9	76.6
CXM segment – Segment gross margin (in %)	75.9	77.5	75.1	79.9	77.6	75.5	75.5
CXM segment – Segment margin (in %)	–6.5	1.7	5.6	24.6	9.7	–2.3	–0.8

Key Profit Ratios
Effective tax rate (IFRS, in %)	28.3	29.5	24.1	26.9	27.0	23.2	28.6
Effective tax rate (non-IFRS, in %)	27.6	27.5	24.0	26.7	26.3	26.1	27.0

Earnings per share, basic (IFRS, in €)	0.59	0.60	0.81	1.41	3.42	–0.10	0.48
Earnings per share, basic (non-IFRS, in €)	0.73	0.98	1.14	1.51	4.35	0.90	1.09

Order Entry
New cloud and software order entry	1,346	2,332	2,221	4,533	10,432	1,579	2,404
% change – yoy	1	8	11	15	11	17	3
% change constant currency – yoy	10	12	12	18	14	13	1
New cloud bookings	245	421	411	736	1,814	324	494
% change – yoy	14	24	36	25	25	32	17
% change constant currency – yoy	25	29	37	23	28	26	15
Orders – number of cloud deals (in transactions)	2,376	3,032	3,375	6,055	14,839	2,956	3,609
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	20	32	28	33	30	26	26
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	31	35	28	32	39	33
Orders – number of on-premise software deals (in transactions)	13,549	14,538	13,794	16,649	58,530	12,229	12,522
Share of orders greater than €5 million based on total software order entry volume (in %)	18	29	22	35	29	28	28
Share of orders smaller than €1 million based on total software order entry volume (in %)	50	41	42	33	39	42	36

Liquidity and Cash Flow
Net cash flows from operating activities	2,578	407	499	819	4,303	2,802	–122
Capital expenditure	–427	–391	–328	–312	–1,458	–359	–180
Payments of lease liabilities	NA	NA	NA	NA	NA	–78	–106
Free cash flow	2,151	16	171	506	2,844	2,365	–409
% of total revenue (IFRS)	41	0	3	7	12	39	–6
% of profit after tax (IFRS)	304	2	18	30	70	–2,198	–70
Group liquidity, gross	8,270	4,688	4,738	8,838	8,838	7,673	5,280
Group debt	–7,723	–7,660	–7,521	–11,331	–11,331	–13,866	–13,833
Group liquidity, net	546	–2,972	–2,784	–2,493	–2,493	–6,193	–8,553
Days sales outstanding (DSO, in days)1)	68	68	68	70	70	69	70

Financial Position
Cash and cash equivalents	7,598	4,516	4,507	8,627	8,627	7,332	5,168
Goodwill	20,856	23,406	23,523	23,736	23,736	29,108	28,801
Total assets	45,463	45,491	45,631	51,502	51,502	60,693	57,707
Contract liabilities (current)	5,046	4,867	3,600	3,028	3,028	6,068	5,558
Equity ratio (total equity in % of total assets)	56	57	59	56	56	48	48

Non-Financials
Number of employees (quarter end)2)	91,120	93,846	94,989	96,498	96,498	98,659	98,332
Employee retention (in %, rolling 12 months)	94.4	94.3	94.1	93.9	93.9	93.8	93.5
Women in management (in %, quarter end)	25.6	25.8	25.9	25.7	25.7	26.0	26.2
Greenhouse gas emissions (in kilotons)	100	75	65	70	310	110	75

1) Days sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	11

Primary Financial Statements of SAP Group (IFRS)

(A)             Consolidated Income Statements

(A.1)        Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2019	Q2 2018	Δ in %
Cloud2)	1,692	1,213	40
Software licenses	948	996	–5
Software support	2,854	2,735	4
Software licenses and support	3,802	3,731	2
Cloud and software	5,495	4,944	11
Services	1,136	1,056	8
Total revenue	6,631	5,999	11

Cost of cloud2)	–633	–506	25
Cost of software licenses and support	–531	–531	0
Cost of cloud and software	–1,164	–1,037	12
Cost of services	–946	–849	11
Total cost of revenue	–2,111	–1,886	12
Gross profit	4,520	4,114	10
Research and development	–1,053	–948	11
Sales and marketing	–1,995	–1,798	11
General and administration	–457	–317	44
Restructuring	–199	–11	>100
Other operating income/expense, net	10	4	>100
Total operating expenses	–5,803	–4,955	17
Operating profit (loss)	827	1,044	–21

Other non-operating income/expense, net	–41	–81	–50
Finance income	158	142	11
Finance costs	–129	–86	50
Financial income, net	29	56	–48
Profit (loss) before tax	815	1,019	–20

Income tax expense	–233	–301	–23
Profit (loss) after tax	582	718	–19
Attributable to owners of parent	569	717	–21
Attributable to non-controlling interests	13	1	>100

Earnings per share, basic (in €)1)	0.48	0.60	–21
Earnings per share, diluted (in €)1)	0.48	0.60	–21

1) For the three months ended June 30, 2019 and 2018, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

2) In 2019, we renamed “cloud subscription and support” revenue and “cost of cloud subscription and support” to “cloud” revenue and “cost of cloud” without changing the content of these line items.

Due to rounding, numbers may not add up precisely.

12	SAP Quarterly Statement Q2 2019

(A.2)               Consolidated Income Statements – Half Year

€ millions, unless otherwise stated	Q1–Q2 2019	Q1–Q2 2018	Δ in %
Cloud2)	3,247	2,283	42
Software licenses	1,599	1,621	–1
Software support	5,692	5,391	6
Software licenses and support	7,291	7,012	4
Cloud and software	10,538	9,295	13
Services	2,184	1,965	11
Total revenue	12,722	11,260	13

Cost of cloud2)	–1,237	–941	31
Cost of software licenses and support	–1,069	–1,001	7
Cost of cloud and software	–2,306	–1,942	19
Cost of services	–1,845	–1,600	15
Total cost of revenue	–4,151	–3,542	17
Gross profit	8,571	7,718	11
Research and development	–2,114	–1,761	20
Sales and marketing	–3,833	–3,314	16
General and administration	–895	–548	63
Restructuring	–1,085	–22	>100
Other operating income/expense, net	48	–5	<-100
Total operating expenses	–12,031	–9,192	31
Operating profit (loss)	691	2,069	–67

Other non-operating income/expense, net	–44	–91	–51
Finance income	286	185	55
Finance costs	–258	–157	64
Financial income, net	29	28	3
Profit (loss) before tax	675	2,006	–66

Income tax expense	–201	–580	–65
Profit (loss) after tax	475	1,426	–67
Attributable to owners of parent	455	1,425	–68
Attributable to non-controlling interests	20	0	>100

Earnings per share, basic (in €)1)	0.38	1.19	–68
Earnings per share, diluted (in €)1)	0.38	1.19	–68

1) For the six months ended June 30, 2019 and 2018, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,193 million (diluted: 1,194 million), respectively (treasury stock excluded).

2) In 2019, we renamed “cloud subscription and support” revenue and “cost of cloud subscription and support” to “cloud” revenue and “cost of cloud” without changing the content of these line items.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	13

(B)      Consolidated Statements of Financial Position

as at 6/30/2019 and 12/31/2018
€ millions	2019	20181)
Cash and cash equivalents	5,168	8,627
Other financial assets	402	448
Trade and other receivables	6,074	6,362
Other non-financial assets	1,212	889
Tax assets	696	293
Total current assets	13,551	16,620
Goodwill	28,801	23,736
Intangible assets	4,730	3,227
Property, plant, and equipment	5,405	3,553
Other financial assets	1,990	1,536
Trade and other receivables	142	118
Other non-financial assets	1,406	1,301
Tax assets	379	397
Deferred tax assets	1,303	1,014
Total non-current assets	44,156	34,881
Total assets	57,707	51,502

€ millions	2019	20181)
Trade and other payables	1,472	1,491
Tax liabilities	379	611
Financial liabilities	2,183	1,125
Other non-financial liabilities	3,669	4,120
Provisions	952	110
Contract liabilities	5,558	3,028
Total current liabilities	14,213	10,486
Trade and other payables	8	129
Tax liabilities	545	495
Financial liabilities	14,067	10,553
Other non-financial liabilities	675	501
Provisions	337	270
Deferred tax liabilities	121	102
Contract liabilities	99	88
Total non-current liabilities	15,853	12,138
Total liabilities	30,066	22,624
Issued capital	1,229	1,229
Share premium	545	543
Retained earnings	25,972	27,407
Other components of equity	1,415	1,234
Treasury shares	–1,580	–1,580
Equity attributable to owners of parent	27,581	28,832

Non-controlling interests	60	45
Total equity	27,641	28,877
Total equity and liabilities	57,707	51,502

1) Under the adoption method we chose for IFRS 16, prior years are not restated to conform to the new policies. See section (K) Accounting Policy Changes in this Quarterly Statement.

Due to rounding, numbers may not add up precisely.

14	SAP Quarterly Statement Q2 2019

(C)      Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2019	Q1–Q2 20181)
Profit (loss) after tax	475	1,426
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	897	635
Share-based payment expense	1,114	491
Income tax expense	201	580
Financial income, net	–29	–28
Decrease/increase in allowances on trade receivables	–9	–43
Other adjustments for non-cash items	–55	4
Decrease/increase in trade and other receivables	354	1,409
Decrease/increase in other assets	–390	–380
Increase/decrease in trade payables, provisions, and other liabilities	–2	–842
Increase/decrease in contract liabilities	2,363	1,240
Share-based payments	–832	–598
Interest paid	–176	–101
Interest received	45	54
Income taxes paid, net of refunds	–1,277	–865
Net cash flows from operating activities	2,679	2,985
Business combinations, net of cash and cash equivalents acquired	–6,147	–1,995
Proceeds from sales of subsidiaries or other businesses	61	0
Purchase of intangible assets or property, plant, and equipment	–539	–818
Proceeds from sales of intangible assets or property, plant, and equipment	35	32
Purchase of equity or debt instruments of other entities	–579	–526
Proceeds from sales of equity or debt instruments of other entities	469	1,079
Net cash flows from investing activities	–6,700	–2,228
Dividends paid	–1,790	–1,671
Dividends paid on non-controlling interests	–2	–4
Proceeds from borrowings	2,523	1,498
Repayments of borrowings	–29	–146
Payments of lease liabilities	–185	0
Net cash flows from financing activities	517	–323
Effect of foreign currency rates on cash and cash equivalents	45	70
Net decrease/increase in cash and cash equivalents	–3,459	504
Cash and cash equivalents at the beginning of the period	8,627	4,011
Cash and cash equivalents at the end of the period	5,168	4,515

1) Under the adoption method we chose for IFRS 16, prior years are not restated to conform to the new policies. See the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.3).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	15

Non-IFRS Numbers

(D)      Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

16	SAP Quarterly Statement Q2 2019

(E)             Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)        Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q2 2019		Q2 2018				Δ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	1,692	25	1,717	–64	1,654	1,213	14	1,227	40	40	35
Software licenses	948	0	948	–12	937	996	0	996	–5	–5	–6
Software support	2,854	0	2,854	–66	2,788	2,735	0	2,735	4	4	2
Software licenses and support	3,802	0	3,802	–78	3,724	3,731	0	3,731	2	2	0
Cloud and software	5,495	25	5,520	–141	5,378	4,944	15	4,958	11	11	8
Services	1,136	0	1,136	–32	1,104	1,056	0	1,056	8	8	5
Total revenue	6,631	25	6,656	–173	6,482	5,999	15	6,014	11	11	8

Operating Expense Numbers
Cost of cloud	–633	82	–552			–506	59	–447	25	24
Cost of software licenses and support	–531	41	–490			–531	46	–485	0	1
Cost of cloud and software	–1,164	123	–1,042			–1,037	105	–932	12	12
Cost of services	–946	82	–864			–849	66	–782	11	10
Total cost of revenue	–2,111	205	–1,906			–1,886	172	–1,714	12	11
Gross profit	4,520	230	4,750			4,114	186	4,300	10	10
Research and development	–1,053	132	–921			–948	106	–842	11	9
Sales and marketing	–1,995	264	–1,730			–1,798	230	–1,569	11	10
General and administration	–457	164	–293			–317	64	–253	44	16
Restructuring	–199	199	0			–11	11	0	>100	NA
Other operating income/expense, net	10	0	10			4	0	4	>100	>100
Total operating expenses	–5,803	964	–4,840	125	–4,715	–4,955	581	–4,374	17	11	8

Profit Numbers
Operating profit (loss)	827	989	1,816	–49	1,767	1,044	596	1,640	–21	11	8
Other non-operating income/expense, net	–41	0	–41			–81	0	–81	–50	–50
Finance income	158	0	158			142	0	142	11	11
Finance costs	–129	0	–129			–86	0	–86	50	50
Financial income, net	29	0	29			56	0	56	–48	–48
Profit (loss) before tax	815	989	1,804			1,019	596	1,615	–20	12
Income tax expense	–233	–254	–487			–301	–143	–444	–23	10
Profit (loss) after tax	582	734	1,317			718	453	1,171	–19	12
Attributable to owners of parent	569	734	1,304			717	453	1,170	–21	11
Attributable to non-controlling interests	13	0	13			1	0	1	>100	>100

Key Ratios
Operating margin (in %)	12.5		27.3		27.3	17.4		27.3	–4.9pp	0.0pp	0.0pp
Effective tax rate (in %)2)	28.6		27.0			29.5		27.5	–0.9pp	–0.5pp
Earnings per share, basic (in €)	0.48		1.09			0.60		0.98	–21	11

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2019 mainly results from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	17

(E.2)    Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year

€ millions, unless otherwise stated				Q1–Q2 2019			Q1–Q2 2018				Δ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	3,247	51	3,299	–138	3,161	2,283	16	2,299	42	43	37
Software licenses	1,599	0	1,599	–33	1,565	1,621	0	1,621	–1	–1	–3
Software support	5,692	0	5,692	–143	5,549	5,391	0	5,391	6	6	3
Software licenses and support	7,291	0	7,291	–177	7,114	7,012	0	7,012	4	4	1
Cloud and software	10,538	51	10,589	–315	10,274	9,295	16	9,311	13	14	10
Services	2,184	0	2,184	–70	2,114	1,965	0	1,965	11	11	8
Total revenue	12,722	51	12,773	–385	12,389	11,260	16	11,276	13	13	10

Operating Expense Numbers
Cost of cloud	–1,237	151	–1,086			–941	100	–841	31	29
Cost of software licenses and support	–1,069	79	–990			–1,001	71	–930	7	6
Cost of cloud and software	–2,306	231	–2,075			–1,942	171	–1,771	19	17
Cost of services	–1,845	146	–1,699			–1,600	86	–1,514	15	12
Total cost of revenue	–4,151	377	–3,774			–3,542	257	–3,285	17	15
Gross profit	8,571	428	8,999			7,718	273	7,992	11	13
Research and development	–2,114	257	–1,857			–1,761	127	–1,635	20	14
Sales and marketing	–3,833	496	–3,337			–3,314	319	–2,995	16	11
General and administration	–895	325	–570			–548	67	–481	63	19
Restructuring	–1,085	1,085	0			–22	22	0	>100	NA
Other operating income/expense, net	48	0	48			–5	0	–5	<-100	<-100
Total operating expenses	–12,031	2,540	–9,490	267	–9,223	–9,192	791	–8,401	31	13	10

Profit Numbers
Operating profit (loss)	691	2,592	3,283	–117	3,166	2,069	807	2,876	–67	14	10
Other non-operating income/expense, net	–44	0	–44			–91	0	–91	–51	–51
Finance income	286	0	286			185	0	185	55	55
Finance costs	–258	0	–258			–157	0	–157	64	64
Financial income, net	29	0	29			28	0	28	3	3
Profit (loss) before tax	675	2,592	3,267			2,006	807	2,813	–66	16
Income tax expense	–201	–669	–870			–580	–194	–774	–65	12
Profit (loss) after tax	475	1,923	2,397			1,426	613	2,039	–67	18
Attributable to owners of parent	455	1,923	2,378			1,425	613	2,038	–68	17
Attributable to non-controlling interests	20	0	20			0	0	0	>100	>100

Key Ratios
Operating margin (in %)	5.4		25.7		25.6	18.4		25.5	–12.9pp	0.2pp	0.0pp
Effective tax rate (in %)2)	29.7		26.6			28.9		27.5	0.8pp	–0.9pp
Earnings per share, basic (in €)	0.38		1.99			1.19		1.71	–68	17

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2019 mainly results from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

18	SAP Quarterly Statement Q2 2019

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2019	Q1–Q2 2019	Q2 2019	Q1–Q2 2018	Q2 2018
Operating profit (loss) (IFRS)		691	827	2,069	1,044
Revenue adjustments	70–120	51	25	16	15
Adjustment for acquisition-related charges	650–750	341	168	278	149
Adjustment for share-based payment expenses	1,650–1,900	1,114	597	491	421
Adjustment for restructuring	950–1,100	1,085	199	22	11
Operating expense adjustments		2,540	964	791	581
Operating profit (loss) adjustments		2,592	989	807	596
Operating profit (loss) (non-IFRS)		3,283	1,816	2,876	1,640

Due to rounding, numbers may not add up precisely.

(G)      Non-IFRS Adjustments by Functional Areas

€ millions					Q2 2019					Q2 2018
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS

Cost of cloud and software	–1,164	79	44	0	–1,042	–1,037	68	38	0	–932
Cost of services	–946	1	81	0	–864	–849	3	63	0	–782
Research and development	–1,053	2	130	0	–921	–948	2	104	0	–842
Sales and marketing	–1,995	85	179	0	–1,730	–1,798	71	158	0	–1,569
General and administration	–457	1	163	0	–293	–317	5	58	0	–253
Restructuring	–199	0	0	199	0	–11	0	0	11	0
Other operating income/expense, net	10	0	0	0	10	4	0	0	0	4
Total operating expenses	–5,803	168	597	199	–4,840	–4,955	149	421	11	–4,374

€ millions				Q1–Q2 2019					Q1–Q2 2018
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–2,306	150	81	0	–2,075	–1,942	126	46	0	–1,771
Cost of services	–1,845	3	144	0	–1,699	–1,600	5	80	0	–1,514
Research and development	–2,114	5	252	0	–1,857	–1,761	3	123	0	–1,635
Sales and marketing	–3,833	169	327	0	–3,337	–3,314	134	185	0	–2,995
General and administration	–895	14	311	0	–570	–548	10	57	0	–481
Restructuring	–1,085	0	0	1,085	0	–22	0	0	22	0
Other operating income/expense, net	48	0	0	0	48	–5	0	0	0	–5
Total operating expenses	–12,031	341	1,114	1,085	–9,490	–9,192	278	491	22	–8,401

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	19

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2019	Q1–Q2 2019	Q2 2018	Q1–Q2 2018
Cost of cloud and software	–10	–127	–2	–3
Cost of services	–25	–169	–4	–8
Research and development	–57	–443	–1	–1
Sales and marketing	–104	–281	–4	–9
General and administration	–3	–64	0	0
Restructuring expenses	–199	–1,085	–11	–22

Due to rounding, numbers may not add up precisely.

20	SAP Quarterly Statement Q2 2019

Disaggregations

(H)      Segment Reporting

(H.1)     Segment Policies and Segment Changes

SAP has three reportable segments: the Applications, Technology & Services segment, the Intelligent Spend Group segment, and the Customer and Experience Management segment.

As of the second quarter in 2019, we renamed the former Business Network segment to Intelligent Spend Group segment without any changes in the composition of this segment.

For a more detailed description of SAP’s segment reporting, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (C.1).

(H.2)     Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q2 2019	Q2 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	601	583	446	35	31
Cloud – IaaS2)	170	164	112	51	46
Cloud	771	747	559	38	34
Software licenses	883	873	926	–5	–6
Software support	2,849	2,783	2,733	4	2
Software licenses and support	3,732	3,656	3,660	2	0
Cloud and software	4,503	4,404	4,218	7	4
Services	879	857	847	4	1
Total segment revenue	5,382	5,261	5,065	6	4
Cost of cloud – SaaS/PaaS1)	–208	–202	–187	12	8
Cost of cloud – IaaS2)	–132	–128	–99	33	29
Cost of cloud	–340	–330	–286	19	15
Cost of software licenses and support	–471	–459	–471	0	–2
Cost of cloud and software	–811	–789	–756	7	4
Cost of services	–669	–656	–630	6	4
Total cost of revenue	–1,480	–1,445	–1,387	7	4
Segment gross profit	3,902	3,816	3,678	6	4
Other segment expenses	–1,624	–1,591	–1,588	2	0
Segment profit (loss)	2,279	2,224	2,090	9	6
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	65.4	65.4	58.2	7.2pp	7.2pp
Cloud gross margin – IaaS2) (in %)	22.3	21.9	11.8	10.6pp	10.2pp
Cloud gross margin (in %)	55.9	55.9	48.8	7.0pp	7.0pp
Segment gross margin (in %)	72.5	72.5	72.6	–0.1pp	–0.1pp
Segment margin (in %)	42.3	42.3	41.3	1.1pp	1.0pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	21

Intelligent Spend Group

€ millions, unless otherwise stated		Q2 2019	Q2 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	667	639	531	26	20
Cloud	667	639	531	26	20
Software licenses	0	0	0	<-100	<-100
Software support	4	4	4	6	1
Software licenses and support	4	4	4	–5	–9
Cloud and software	672	643	535	26	20
Services	115	110	108	6	2
Total segment revenue	786	753	643	22	17
Cost of cloud – SaaS/PaaS1)	–145	–140	–120	21	17
Cost of cloud	–145	–140	–120	21	17
Cost of software licenses and support	–2	–2	–1	18	14
Cost of cloud and software	–147	–142	–121	21	17
Cost of services	–91	–88	–76	19	15
Total cost of revenue	–238	–229	–198	20	16
Segment gross profit	548	523	445	23	18
Other segment expenses	–394	–378	–315	25	20
Segment profit (loss)	154	146	130	19	12
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	78.2	78.1	77.4	0.8pp	0.7pp
Cloud gross margin (in %)	78.2	78.1	77.4	0.8pp	0.7pp
Segment gross margin (in %)	69.7	69.5	69.3	0.5pp	0.3pp
Segment margin (in %)	19.6	19.3	20.3	–0.6pp	–0.9pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

22	SAP Quarterly Statement Q2 2019

Customer and Experience Management

€ millions, unless otherwise stated		Q2 2019	Q2 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	277	265	131	>100	>100
Cloud	277	265	131	>100	>100
Software licenses	57	56	70	–18	–20
Software support	0	0	0	–28	–31
Software licenses and support	57	56	70	–18	–20
Cloud and software	334	321	201	66	60
Services	31	29	1	>100	>100
Total segment revenue	365	351	202	81	74
Cost of cloud – SaaS/PaaS1)	–65	–63	–41	57	54
Cost of cloud	–65	–63	–41	57	54
Cost of software licenses and support	–6	–6	–5	20	19
Cost of cloud and software	–71	–70	–46	53	50
Cost of services	–18	–17	1	<-100	<-100
Total cost of revenue	–89	–87	–45	97	92
Segment gross profit	275	264	157	76	69
Other segment expenses	–278	–267	–153	82	74
Segment profit (loss)	–3	–3	3	<-100	<-100
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	76.6	76.2	68.7	7.9pp	7.5pp
Cloud gross margin (in %)	76.6	76.2	68.7	7.9pp	7.5pp
Segment gross margin (in %)	75.5	75.2	77.5	–2.0pp	–2.3pp
Segment margin (in %)	–0.8	–1.0	1.7	–2.4pp	–2.6pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	23

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated			Q2 2019	Q2 2018	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
	Intelligent Spend Group segment	667	639	531	26	20
Cloud revenue – SaaS/PaaS1)	Other3)	880	851	584	51	46
	Total	1,547	1,490	1,115	39	34
Cloud revenue – IaaS2)		170	164	112	51	46
Cloud revenue		1,717	1,654	1,227	40	35
	Intelligent Spend Group segment	78.2	78.1	77.4	0.8pp	0.7pp
Cloud gross margin – SaaS/PaaS1) (in %)	Other3)	68.8	68.7	61.1	7.8pp	7.7pp
	Total	72.9	72.7	68.8	4.0pp	3.9pp
Cloud gross margin – IaaS2) (in %)		22.3	21.9	11.8	10.6pp	10.2pp
Cloud gross margin (in %)		67.9	67.7	63.6	4.3pp	4.1pp

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Other includes the Applications, Technology & Services segment, the Customer and Experience Management segment, and miscellaneous. The individual revenue and margin numbers for the Applications, Technology & Services segment and the Customer and Experience Management segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

24	SAP Quarterly Statement Q2 2019

(H.3)     Segment Reporting – Half Year

Applications, Technology & Services

€ millions, unless otherwise stated		Q1–Q2 2019	Q1–Q2 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	1,163	1,125	849	37	33
Cloud – IaaS2)	327	315	217	51	45
Cloud	1,490	1,440	1,066	40	35
Software licenses	1,491	1,460	1,496	0	–2
Software support	5,684	5,541	5,386	6	3
Software licenses and support	7,174	7,001	6,881	4	2
Cloud and software	8,665	8,441	7,947	9	6
Services	1,710	1,663	1,582	8	5
Total segment revenue	10,375	10,104	9,529	9	6
Cost of cloud – SaaS/PaaS1)	–437	–421	–349	25	21
Cost of cloud – IaaS2)	–239	–233	–195	23	20
Cost of cloud	–677	–654	–544	24	20
Cost of software licenses and support	–955	–933	–911	5	2
Cost of cloud and software	–1,632	–1,587	–1,455	12	9
Cost of services	–1,341	–1,312	–1,216	10	8
Total cost of revenue	–2,973	–2,899	–2,671	11	9
Segment gross profit	7,402	7,205	6,858	8	5
Other segment expenses	–3,311	–3,237	–3,138	6	3
Segment profit (loss)	4,092	3,968	3,721	10	7
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	62.4	62.5	58.9	3.5pp	3.7pp
Cloud gross margin – IaaS2) (in %)	26.9	26.1	10.3	16.6pp	15.8pp
Cloud gross margin (in %)	54.6	54.6	49.0	5.6pp	5.6pp
Segment gross margin (in %)	71.3	71.3	72.0	–0.6pp	–0.7pp
Segment margin (in %)	39.4	39.3	39.0	0.4pp	0.2pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	25

Intelligent Spend Group

€ millions, unless otherwise stated		Q1–Q2 2019	Q1–Q2 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	1,293	1,229	1,014	28	21
Cloud	1,293	1,229	1,014	28	21
Software licenses	0	0	0	<-100	<-100
Software support	8	8	8	1	–5
Software licenses and support	8	7	8	–5	–10
Cloud and software	1,301	1,237	1,022	27	21
Services	225	214	210	7	2
Total segment revenue	1,526	1,451	1,233	24	18
Cost of cloud – SaaS/PaaS1)	–283	–270	–229	23	18
Cost of cloud	–283	–270	–229	23	18
Cost of software licenses and support	–4	–4	–3	26	19
Cost of cloud and software	–287	–274	–233	23	18
Cost of services	–179	–172	–150	19	15
Total cost of revenue	–466	–446	–382	22	17
Segment gross profit	1,060	1,005	850	25	18
Other segment expenses	–746	–712	–622	20	15
Segment profit (loss)	314	293	229	37	28
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	78.1	78.0	77.4	0.8pp	0.6pp
Cloud gross margin (in %)	78.1	78.0	77.4	0.8pp	0.6pp
Segment gross margin (in %)	69.5	69.3	69.0	0.5pp	0.3pp
Segment margin (in %)	20.6	20.2	18.5	2.0pp	1.6pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

26	SAP Quarterly Statement Q2 2019

Customer and Experience Management

€ millions, unless otherwise stated		Q1–Q2 2019	Q1–Q2 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	510	486	210	>100	>100
Cloud	510	486	210	>100	>100
Software licenses	100	97	125	–20	–22
Software support	0	0	0	40	31
Software licenses and support	100	97	125	–20	–22
Cloud and software	610	583	335	82	74
Services	57	53	3	>100	>100
Total segment revenue	667	636	338	97	88
Cost of cloud – SaaS/PaaS1)	–123	–120	–68	80	76
Cost of cloud	–123	–120	–68	80	76
Cost of software licenses and support	–10	–10	–10	–5	–6
Cost of cloud and software	–133	–130	–79	69	65
Cost of services	–30	–28	1	<-100	<-100
Total cost of revenue	–163	–158	–78	>100	>100
Segment gross profit	503	478	260	94	84
Other segment expenses	–513	–490	–265	93	85
Segment profit (loss)	–10	–13	–5	78	>100
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	75.8	75.3	67.4	8.4pp	7.8pp
Cloud gross margin (in %)	75.8	75.3	67.4	8.4pp	7.8pp
Segment gross margin (in %)	75.5	75.1	76.9	–1.4pp	–1.8pp
Segment margin (in %)	–1.5	–2.0	–1.6	0.2pp	–0.4pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	27

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated		Q1–Q2 2019		Q1–Q2 2018	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
	Intelligent Spend Group segment	1,293	1,229	1,014	28	21
Cloud revenue – SaaS/PaaS1)	Other3)	1,678	1,616	1,068	57	51
	Total	2,971	2,845	2,082	43	37
Cloud revenue – IaaS2)		327	315	217	51	45
Cloud revenue		3,299	3,161	2,299	43	37
	Intelligent Spend Group segment	78.1	78.0	77.4	0.8pp	0.6pp
Cloud gross margin – SaaS/PaaS1) (in %)	Other3)	66.4	66.3	61.0	5.4pp	5.3pp
	Total	71.5	71.4	69.0	2.5pp	2.4pp
Cloud gross margin – IaaS2) (in %)		26.9	26.1	10.3	16.6pp	15.8pp
Cloud gross margin (in %)		67.1	66.9	63.4	3.7pp	3.4pp

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Other includes the Applications, Technology & Services segment, the Customer and Experience Management segment, and miscellaneous. The individual revenue and margin numbers for the Applications, Technology & Services segment and the Customer and Experience Management segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	28

(I)           Revenue by Region (IFRS and Non-IFRS)

(I.1)             Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions					Q2 2019		Q2 2018				Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	511	0	511	–7	504	349	0	349	46	46	44
Americas	970	25	995	–51	944	713	15	727	36	37	30
APJ	212	0	212	–5	206	150	0	150	41	41	37
Cloud revenue	1,692	25	1,717	–64	1,654	1,213	14	1,227	40	40	35

Cloud and Software Revenue by Region
EMEA	2,445	0	2,445	–13	2,432	2,249	0	2,249	9	9	8
Americas	2,185	25	2,210	–111	2,098	1,897	15	1,912	15	16	10
APJ	865	0	865	–17	848	798	0	798	8	8	6
Cloud and software revenue	5,495	25	5,520	–141	5,378	4,944	15	4,958	11	11	8

Total Revenue by Region
Germany	948	0	948	–1	948	864	0	864	10	10	10
Rest of EMEA	1,961	0	1,961	–15	1,947	1,830	0	1,830	7	7	6
Total EMEA	2,910	0	2,910	–15	2,894	2,695	0	2,694	8	8	7
United States	2,201	25	2,226	–119	2,107	1,907	15	1,922	15	16	10
Rest of Americas	499	0	499	–19	480	453	0	453	10	10	6
Total Americas	2,700	25	2,725	–138	2,588	2,360	15	2,375	14	15	9
Japan	262	0	262	–13	249	234	0	234	12	12	6
Rest of APJ	759	0	759	–7	752	711	0	711	7	7	6
Total APJ	1,021	0	1,021	–20	1,001	945	0	945	8	8	6
Total revenue	6,631	25	6,656	–173	6,482	5,999	15	6,014	11	11	8

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

29	SAP Quarterly Statement Q2 2019

(I.2)      Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions				Q1–Q2 2019			Q1–Q2 2018				Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	967	0	967	–15	952	671	0	671	44	44	42
Americas	1,868	51	1,919	–112	1,807	1,333	16	1,349	40	42	34
APJ	412	0	412	–12	401	280	0	280	48	48	43
Cloud revenue	3,247	51	3,299	–138	3,161	2,283	16	2,299	42	43	37

Cloud and Software Revenue by Region
EMEA	4,629	0	4,629	–26	4,603	4,207	0	4,207	10	10	9
Americas	4,230	51	4,281	–247	4,034	3,586	16	3,602	18	19	12
APJ	1,680	0	1,680	–42	1,637	1,503	0	1,503	12	12	9
Cloud and software revenue	10,538	51	10,589	–315	10,274	9,295	16	9,311	13	14	10

Total Revenue by Region
Germany	1,783	0	1,783	–1	1,782	1,617	0	1,617	10	10	10
Rest of EMEA	3,754	0	3,754	–28	3,726	3,445	0	3,445	9	9	8
Total EMEA	5,537	0	5,537	–30	5,507	5,062	0	5,062	9	9	9
United States	4,245	51	4,296	–272	4,024	3,573	16	3,589	19	20	12
Rest of Americas	957	0	957	–33	925	851	0	851	12	12	9
Total Americas	5,202	51	5,253	–305	4,949	4,424	16	4,440	18	18	11
Japan	526	0	526	–28	497	443	0	443	19	19	12
Rest of APJ	1,457	0	1,457	–22	1,435	1,331	0	1,331	9	9	8
Total APJ	1,983	0	1,983	–50	1,933	1,774	0	1,774	12	12	9
Total revenue	12,722	51	12,773	–385	12,389	11,260	16	11,276	13	13	10

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q2 2019	30

(J)         Employees by Region and Functional Areas

Full-time equivalents				6/30/2019				6/30/2018
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,390	4,530	5,260	16,180	6,128	4,113	5,051	15,291
Services	8,302	5,766	5,772	19,839	7,924	5,561	5,370	18,855
Research and development	12,486	5,378	8,805	26,668	11,866	5,534	8,681	26,081
Sales and marketing	9,966	10,223	5,118	25,307	9,791	9,621	4,962	24,374
General and administration	3,120	2,064	1,239	6,424	2,814	1,922	1,096	5,832
Infrastructure	2,240	1,022	651	3,913	1,976	902	534	3,413
SAP Group (6/30)	42,504	28,983	26,844	98,332	40,498	27,653	25,694	93,846
Thereof acquisitions1)	338	1,638	137	2,113	638	952	434	2,024
SAP Group (six months’ end average)	42,538	29,283	26,784	98,605	39,722	27,025	25,219	91,965

1) Acquisitions closed between January 1 and June 30 of the respective year

31	SAP Quarterly Statement Q2 2019

Other Disclosures

(K)                         Accounting Policy Changes

(K.1)                   Adoption of IFRS 16

As of January 1, 2019, SAP changed its accounting policies to adopt IFRS 16 ‘Leases’. Under the IFRS 16 adoption method chosen by SAP, prior years are not restated to conform to the new policies. Consequently, the year over year changes in profit, assets and liabilities and cash flows in 2019 are impacted by the new policies.

The transition impact of the policy change as of January 1, 2019, was as follows:

–         Property, plant and equipment are higher by €1.9 billion resulting from the recognition of right-of-use assets,

–         Financial liabilities are higher by €2.1 billion due to the recognition of lease liabilities,

–         Trade and other payables are lower by €0.1 billion due to the de-recognition of deferred rent.

In the second quarter (first half) of 2019, we have recognized in our consolidated income statement depreciation expense from right-of-use assets of €90 million (€179 million) and interest expense on lease liabilities of €13 million (€26 million).

IFRS 16 also affects SAP’s cash flow statement in the first half of 2019 as follows:

–         Operating cash flow increased by €185 million,

–         Cash flow from financing activities decreased by €185 million.

The Free Cash Flow measure is not affected by this change.

Please also refer to section “Impact of the New Accounting Standard IFRS 16 ‘Leases’” in our 2019 Consolidated Half-Year Financial Statements for further explanations of the changes in accounting policies as a result of the adoption of IFRS 16.

For more information about the financial impacts of the adoption of IFRS 16, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.3).

(L)                           Impact of Hyperinflation

We apply hyperinflation accounting for our subsidiaries in Argentina and Venezuela by restating the financial statements of these subsidiaries for the current period to account for changes in the general purchasing power of the local currency based on relevant price indexes at the reporting date. The restated financial statements of our subsidiaries in Venezuela and Argentina are translated at closing rates. Most significantly impacted by this accounting are (IFRS):

–         Equity (retained earnings and other comprehensive income) (decrease of €23 million as at June 30, 2019),

–         Contract liabilities (increase of €33 million as at June 30, 2019).

For more information about hyperinflation accounting, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (C.4).

(M)                        Business Combinations and Divestments

(M.1)                 Business Combinations

We acquired several businesses during 2018 and in the first half of 2019 which, since their acquisition date, have contributed to our consolidated income statement but not in the comparison period.

The legal entities added by our significant acquisitions recognized (incremental amounts not included in the comparative periods)

–         cloud revenue

■          in the second quarter 2019 of €69 million (IFRS) and of €94 million (non-IFRS),

■          in the first half 2019 of €163 million (IFRS) and of €215 million (non-IFRS),

–         operating profit

■          in the second quarter 2019 of –€221 million (IFRS) and of €3 million (non-IFRS),

■          in the first half 2019 of –€429 million (IFRS) and of €21 million (non-IFRS).

SAP Quarterly Statement Q2 2019	32

These legal entities added by our significant acquisitions also recognized operating profit within our Customer and Experience Management segment

–          in the second quarter 2019 of €3 million,

–          in the first half 2019 of €24 million.

For more information about business combinations concluded in the first half of 2019, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.1).

(M.2)                 Divestments

At the beginning of 2019, we sold one content as a service (CaaS) business to a third party. This sale generated

–          a profit of €53 million in the first half 2019 (incremental income of €6 million in the second quarter), which is classified, in our half-year 2019 consolidated income statement, as other operating income,

–          incremental employee related expenses of €7 million in the first quarter 2019, that are classified, in our half-year 2019 consolidated income statement, as cost of research and development.

(N)                         Miscellaneous Disclosures

(N.1)                   Changes in Estimates

At the beginning of 2019, we changed our estimate of the expected useful lives of certain computer hardware. The effect of this change is a reduction of actual and expected depreciation expense of

–         €27 million in the second quarter 2019 (thereof €21 million in cost of cloud),

–         €49 million in the first half 2019 (thereof €35 million in cost of cloud),

–         €93 million in the full year 2019 (thereof €71 million in cost of cloud).

For more information regarding changes in estimates, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.2).

(N.2)                   Fair Value Measurement

In the second quarter of 2019, the fair value estimate for SAP’s investment in Looker Data Sciences Inc. (Looker) was adjusted to reflect the estimated exit value based on Google LLC’s (Google) announcement on June 6, 2019, that Google had entered into a definitive agreement to acquire Looker. The closing of this transaction is subject to regulatory approvals. The adjustment resulted in gains recognized in finance income from financial assets at fair value through profit and loss of €45 million. The investment in Looker is held through our interest in Sapphire Ventures Fund II, L.P., a consolidated venture investment fund.

33	SAP Quarterly Statement Q2 2019